Exhibit 99.5

FOR IMMEDIATE RELEASE

OFFER FOR SHARES OF SUNLINK (AMEX: SSY)

7th November 2005, London, UK — As disclosed on October 12th 2005, North Atlantic Value LLP (“NAV”) had made a $10.25 per share offer, subject to confirmatory due diligence, for all outstanding common shares of SunLink Health Systems Inc. NAV and its affiliates now own beneficially approximately 17% of the outstanding common shares of SunLink.

NAV has indicated it may consider increasing its offered price through discussions with SunLink’s management to confirm information contained in SunLink’s public filings. However, SunLink’s management has refused to enter into any discussions with NAV unless NAV enter into a very broad, two year “stand still” agreement. NAV is willing to enter into a thirty day stand still agreement to allow adequate time for substantive discussions, but NAV believes that any longer term for the stand still provisions would be a road block to maximising value for all shareholders. Accordingly, the SunLink Board has been asked to reconsider its position.

NAV believes that the SunLink Board will violate its fiduciary duties to its shareholders if it continues to demand that NAV agree to proposed two year stand still agreement. The terms of this agreement, which are onerous, unreasonable and wholly inconsistent with applicable precedent, only serve to entrench management to the detriment of SunLink’s shareholders.

NAV also believes that any further grant of options and other stock awards to SunLink’s management will result in a dilution of shareholder value without any benefit to the shareholders. Therefore, any action by the board to grant such stock options and awards would be inconsistent with the fiduciary duties owed by the Board to the SunLink shareholders. NAV will vote its shares against adoption of the proposal to be presented at the SunLink annual meeting scheduled to be held today which provides for additional stock and other compensation plans for management.

For further information contact:

Robert Barrett

North Atlantic Value LLP

14 Ryder Street, London SW1Y 6QB

Tele: 020 7747 5640

Email rbarrett@johcm.co.uk